Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

July 17, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Ethereum ETF
File No. 333-278308

Dear Ms. Miller and Mr. Niethamer:

This letter responds to your comments regarding amendment no. 3 to the registration statement filed on Form S-1 for the Bitwise Ethereum ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 3, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Risk Factors – “The digital asset trading platforms on which ether trades are relatively new and largely unregulated, page 33”

We note that in response to prior comment 2, you have added disclosure stating that to the extent digital asset trading platforms are regulated, such platforms may not be in compliance with applicable regulations. Please revise this disclosure to clarify that digital asset trading platforms may be subject to regulation but not in compliance.

Response to Comment 1

Pursuant to the Staff’s comments, the Registration Statement has been revised accordingly.

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July 17, 2024

Please call me at (312)W 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management
James Audette, Esq., Chapman and Cutler LLP